Exhibit 5.2

March 12, 2012

We have read the short form prospectus relating to the issue and sale of common shares. We have complied with auditing standards generally accepted in the United States of America for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in this Amendment No. 2 to Registration Statement on Form F-10 of Student Transportation Inc. of our report dated January 27, 2012 to the stockholder of Dairyland Group, on the combined balance sheet of Dairyland Buses, Inc., Dairyland-Hamilton, Inc., Lakeland Area Bus Service, Inc., and Lakeside Buses of Wisconsin, Inc. as of April 30, 2011 and the related combined statements of operations, stockholder’s deficit, and cash flows for the year then ended, which appears in the 6-K furnished to the Commission on February 16, 2012.

March 12, 2012

/s/ Plante & Moran, PLLC

Plante & Moran, PLLC

Chicago, Illinois